Form 6-K | Integrated Media Technology Limited

Exhibit 99.2

Integrated Media Technology Limited

Announces Launching of its NFT Trading Platform

Sydney, New York, December 30, 2021, Integrated Media Technology Limited (NASDAQ: IMTE) ("IMTE" or the "Company"), announces today the signing of an Assignment and Assumption Agreement to take over the rights and obligation on a Cooperation Agreement on developing a Blockchain business focusing on digital asset market platform mainly focusing on NFT (Non Fungible Token) trading market. IMTE will pay a deferred payment based on future earnings of Ace Corporation Limited ("Ace") and a bonus payment if Ace is listed on a recognized exchange in the next 5 years.

Under the Cooperation Agreement, IMTE now may invest up to US$1 million for 60% equity interests in Ace to develop, establish, and operate a trading platform called "Ouction". The development, marketing and operating team will receive the 40% of the equity interest in Ace. The core technology will be developed by Mr. Eric Zhang and his team. Ouction platform will be an interactive experiencing solution designed with dynamic image cryptographic verification technology which will serve as a bridge for O2O (Online to Offline) transaction. This will enable the "Ouction" platform to not only verify virtual asset transactions, but also provide encryption and Blockchain notarized digital certificates of physical assets for a fairer and more credible platform trading experience to e-commerce companies and their users.

The Ouction platform will build its own side-chain on the existing mainstream large-scale Blockchains to save calculating cost and analysis on the computational load calculated by distributed ledgers, and reduce the barrier for users to becoming a node. We intend to also develop mobile device applications to enable mobile device users to browse data for proof of traceability and to transact using Blockchain without computing load.

Mr. Eric Zhang stated, "NFT is the bridge to connect public auction market and e-commerce. The market size, measured by revenue, of the E-Commerce & Online Auctions industry is US$645.2 billion in 2021, and is expected to increase 8.1% in 2022." Eric further added, "We are assembling a team of skilled and experienced software engineers who has experienced in multiple Blockchain projects, including the development of the first batch of Blockchain cultural platforms, crypto quantitative trading system, financial Blockchain platform for supply chain, etc. Ouction is expected to adopt decentralized technologies in the fields of games, fintech, film & TV, culture, and e-commerce, and to develop cross-industrial synergy, so to develop economic value from the new NFT marketplace they create."

"We are excited to work with Mr. Eric Zhang, who was the leader in developing Blockchain technology in supply-chain finance and the former CTO in an internet TV operator. Eric's team will bring expertise in Blockchain, cyber security and other technologies to assist us in developing our NFT trading platform and business operations" stated IMTE's CEO, Mr. Xiaodong Zhang.

About Integrated Media Technology Limited ("IMTE")

IMTE is an Australian company engaged in the businesses of the manufacture and sale of nano coated plates for filters, the manufacturing and sale of electronic glass and financial research. For more information, please visit www.imtechltd.com.

Safe Harbor Statement

This press release contains certain statements that may include "forward-looking statements." All statements other than statements of historical fact included herein are "forward-looking statements." These forward-looking statements are often identified by the use of forward-looking terminology such as "believes," "expects" or similar expressions, involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, they do involve assumptions, risks, and uncertainties, and these expectations may prove to be incorrect. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company's periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

Investor Relations Contact:

Email: info@imtechltd.com

Level 7, 420 King William Street, Adelaide SA 5000, Australia